Exhibit 21.1

Sprinklr, Inc.
List of Subsidiaries as of March 19, 2026

	Name	Jurisdiction
1.	Sprinklr Australia Pty Ltd	Australia
2.	Sprinklr (Brasil) Ltda.	Brazil
3.	Sprinklr Canada Inc.	Canada
4.	Sprinklr China Limited	China
5.	Sprinklr Denmark ApS	Denmark
6.	Sprinklr Gulf (f/k/a Sprinklr Middle East)	Dubai
7.	Sprinklr France Sarl	France
8.	Sprinklr Germany GmbH	Germany
9.	Sprinklr India Private Limited	India
10.	Unified-CXM Ireland Limited	Ireland
11.	Sprinklr Italia Srl	Italy
12.	Sprinklr Japan KK	Japan
13.	Sprinklr Middle East and North Africa Regional Headquarter	Kingdom of Saudi Arabia
14.	Sprinklr Netherlands BV	Netherlands
15.	Sprinklr Doha QFC Branch	Qatar
16.	Sprinklr Singapore Pte Ltd	Singapore
17.	Sprinklr Korea LLC	South Korea
18.	Sprinklr Software Iberia S.L.U.	Spain
19.	Unified-CXM AB	Sweden
20.	Sprinklr Switzerland GmbH	Switzerland
21.	Sprinklr UK Ltd	United Kingdom